UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to
SCHEDULE TO
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

HSBC HOLDINGS PLC
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter)
(CUSIP No. 404280 BL2 / ISIN: US404280BL25)
(Title and CUSIP No. of Class of Securities)

HSBC Holdings plc
8 Canada Square
London E14 5HQ
United Kingdom
+44 20 7991 8888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Curtis Tao
HSBC North America Holdings Inc.
The Spiral - 66 Hudson Boulevard East, 30th Floor
New York, NY 10001
Phone: +1 (212) 525-0267
(Name, Address and Telephone Number of Agent for Service)

Copies to:

David I. Gottlieb Cleary Gottlieb Steen & Hamilton LLP 2 London Wall Place London EC2Y 5AU, United Kingdom +44 20 7614-2230	Sachin Davé Allen Overy Shearman Sterling LLP 2 Broadgate London EC2M 2AY, United Kingdom +44 20 3088-3187
☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐    Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐    Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT
This Amendment No. 1 (the “Amendment”) amends and supplements the tender offer statement on Schedule TO filed on November 5, 2026 (the “Original Schedule TO” and, together with this Amendment, the “Schedule TO”) pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with an offer (the “Offer”) by HSBC Holdings plc (the “Offeror”) to purchase for cash, on the terms and conditions described in the offer to purchase dated November 5, 2026 (as amended and supplemented hereby, the “Offer to Purchase”), up to $1,000,000,000 aggregate principal amount, prior to the increase described herein, of the outstanding 6.000% Perpetual Subordinated Contingent Convertible Securities (Callable May 22, 2027 and Every Five Years Thereafter) (the “Securities”).
Capitalized terms used herein and not otherwise defined have the respective meanings assigned to such terms in the Original Schedule TO and the Offer to Purchase, as applicable.
The purpose of this Amendment is to amend and supplement the Original Schedule TO to reflect amendments to the information contained in the Offer to Purchase related to an increase to the Maximum Tender Amount (as defined in the Offer to Purchase) from an aggregate principal amount of up to $1,000,000,000 to an aggregate principal amount of up to $1,500,000,000. Except as specifically provided herein, the information contained in the Original Schedule TO remains unchanged and this Amendment does not modify any of the information previously reported on the Original Schedule TO. You should read this Amendment together with the Original Schedule TO and the Offer to Purchase, as amended hereby.
Item 1. Summary Term Sheet
The information set forth in the Offer to Purchase under the heading “Summary of the Offer” and Item 1 of the Original Schedule TO, to the extent such Item 1 incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented by the information set forth under Item 4, which information is incorporated herein by reference.
Item 4. Terms of the Transaction
(a)The information set forth in the Offer to Purchase on the cover page, under the headings “Summary of the Offer” and “Description of the Offer”, and Item 4(a) of the Original Schedule TO, to the extent such Item 4(a) incorporates by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as provided below in Item 4(a)(1):
(1)The Maximum Tender Amount is increased from $1,000,000,000 aggregate principal amount of the Securities to $1,500,000,000 aggregate principal amount of the Securities. Accordingly, each reference in the Offer to Purchase to “$1,000,000,000” (as it relates to the Maximum Tender Amount) is replaced with a reference to “$1,500,000,000,” including in the heading, introductory paragraph and table on the front cover and under “Summary of the Offer—Maximum Tender Amount and Proration.” All other references to the Maximum Tender Amount in the Offer to Purchase shall refer to such increased amount, subject to the Offeror’s right to further increase or decrease the Maximum Tender Amount as described in the Offer to Purchase.
Item 11. Additional Information
On November 6, 2026, the Offeror issued a press release announcing an increase in the Maximum Tender Amount described in Item 4(a)(1) above. A copy of the press release is filed as exhibit (a)(5)(ii) to the Schedule TO and is incorporated herein by reference.

Item 12.a. Exhibits.
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:

Number	Description
(a)(5)(ii)	Press release dated November 6, 2026.
Item 12.c. Filing Fees
Filing Fee Exhibit*
* Filed herewith.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

HSBC Holdings plc

Date: November 6, 2026
	By:	/s/ James Murphy
	Name:	James Murphy
	Title:	Global Head of Markets Treasury
[Signature Page to the Schedule TO Amendment (Maximum Tender Increase)]

EXHIBIT INDEX

Number	Description
(a)(1)*	Offer to Purchase, dated November 5, 2026.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)*	Launch Press Release.

(a)(5)(ii)	Press release dated November 6, 2026.

(b)	Not applicable.

(d)(1)*
Indenture dated as of August 1, 2014 between HSBC Holdings plc, as issuer, The Bank of New York Mellon, London Branch, as trustee and HSBC Bank USA, National Association, as paying agent and registrar.

(d)(2)*
Fifth Supplemental Indenture dated as of May 22, 2017 between HSBC Holdings plc, as issuer, The Bank of New York Mellon, London Branch, as trustee, and HSBC Bank USA, National Association, as paying agent, registrar and calculation agent (incorporated herein by reference from Exhibit 4.1 to the Form 6-K filed with the Commission on May 22, 2017 (accession no. 0001193125-17-177410)).

(g)	Not applicable.

(h)	Not applicable.

99.1*
Certified extract of the resolutions of the Board of Directors of HSBC Holdings plc adopted on February 12, 2026 relating to liability management in connection with outstanding issuances of securities by HSBC Holdings plc or any of its subsidiaries.

* Previously filed.